082-00145

VELCRO®

RECEIVED
2008 AUG 26 P 2:25

SUPPL

08004502

PROCESSED
AUG 28 2008 E
THOMSON REUTERS

THIRD QUARTER INTERIM REPORT

NINE MONTHS ENDED

JUNE 30, 2008

3

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first nine months of fiscal year 2008 were $224,965,000, which was a decrease of 2% from the first nine months of fiscal year 2007. Sales for the third quarter were $79,513,000, which was a decrease of 3% from the comparable period last year.

Operating profit for the nine months was $17,530,000, a 35% decrease from the first nine months of fiscal year 2007. For the quarter, operating profit was $6,994,000, which was a 31% decrease from the third quarter of last year.

Sales declines during the third quarter and for the first nine months of fiscal year 2008 reflect global economic slowdowns, particularly in the automotive sector in North America. However, demand for our products remains strong, and the Company continues to pursue growth opportunities through increased market penetration and new products and applications. The declines in operating profits during the third quarter and for the first nine months of fiscal year 2008 result from economic slowdowns and other unfavorable business conditions. These unfavorable conditions include increased costs for energy, transportation and raw materials. The Company is taking measures to help mitigate the effects of these unfavorable business conditions.

As more fully explained in Note 4, on October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock. This tender offer expired November 5, 2007, at which time the Company repurchased 2,594,375 shares.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At June 30, 2008

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Non Current Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
PARENT SHAREHOLDERS' EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

As more fully explained in Note 5, during the third quarter of fiscal year 2008, the Company cancelled the 3,352,326 shares of its common stock held in Treasury.

Investment income totaled $5,910,000 for the first nine months of fiscal year 2008, compared to $7,462,000 of investment income for the first nine months of last year. Investment income for the third quarter was $517,000 compared to $1,756,000 for the third quarter of last year. The decrease in investment income reflects sales of marketable securities during the first quarter of fiscal year 2008, the proceeds of which were used to repurchase shares of the Company's common stock in connection with the cash tender offer, and a decline in the level of realized capital gains on sales of marketable securities during the second and third quarters of 2008.

The above factors resulted in profit for the period of $15,484,000 ($.56 per share) for the first nine months of fiscal year 2008 and $4,255,000 ($.16 per share) for the third quarter. These earnings were 34% below the first nine months of fiscal year 2007 and 47% below for the third quarter.

For the Board of Directors

Robert W. H. Cripps
Chairman

Wil de Hollander
President and Chief Executive Officer

August 8, 2008

June 30, 2008 US$'000	Sept. 30, 2007 US$'000
143,582	146,786
(54,836)	(57,824)
88,746	88,962
252,796	296,435
(16,951)	(3,872)
324,591	381,525
324,591	388,590
---	(7,065)
324,591	381,525

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED INCOME STATEMENT
Nine Months Ended June 30, 2008

Sales
Operating Expenses
Operating Profit
Interest Income
Interest Expense
Investment Income:
  Interest Income
  Other Investment Income
Profit before Income Taxes
Income Tax Expense
Profit for the Period Attributable to the Equity Holders of the Company

Average Number of Shares Outstanding During the Period

Basic and Diluted Earnings Per Share (in US$1)

Dividends Per Share (in US$1)

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED CASH FLOW STATEMENT
Nine Months Ended June 30, 2008

Cash Flow from Operating Activities
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Net Increase (Decrease) in Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period
Effect of Exchange Rate Fluctuations on Cash Held
Cash and Cash Equivalents at End of Period

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

	Quarter Ended June 30,		Nine Months Ended June 30,	
	2008	2007	2008	2007
	US$'000	US$'000	US$'000	US$'000
	79,513	81,751	224,965	229,676
	(72,519)	(71,628)	(207,435)	(202,899)
	6,994	10,123	17,530	26,777
	112	160	510	470
	(293)	(158)	(678)	(317)
	339	776	3,765	4,700
	178	980	2,145	2,762
	7,330	11,881	23,272	34,392
	3,075	3,792	7,788	10,940
	4,255	8,089	15,484	23,452
	27,446,115	30,040,490	27,789,257	30,040,490
	.16	.27	.56	.78
	---	---	.32	.32

	Nine Months Ended June 30,	
	2008	2007
	US$'000	US$'000
	17,097	20,547
	26,645	(11,599)
	(49,135)	325
	(5,393)	9,273
	42,180	20,684
	596	374
	37,383	30,331

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY
Nine Months Ended June 30, 2008

	Capital Stock US$'000
Balance at October 1, 2006	20,389
Net increase in fair value of marketable securities	
Net gains on sales of marketable securities	
Foreign exchange translation differences	
Amounts recognized directly in equity	
Profit for the period attributable to the equity holders of the Company	
Profit for the period and amounts recognized directly in equity	
Dividends paid	
Balance at June 30, 2007	20,389

	Capital Stock US$'000
Balance at October 1, 2007	20,389
Net decrease in fair value of marketable securities	
Net gains on sales of marketable securities	
Repurchase of shares	
Cancellation of treasury shares	(2,218)
Foreign exchange translation differences	
Amounts recognized directly in equity	(2,218)
Profit for the period attributable to the equity holders of the Company	
Profit for the period and amounts recognized directly in equity	(2,218)
Dividends paid	
Balance at June 30, 2008	18,171

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

	Capital in Excess of Nominal Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Treasury Stock US$'000	Total US$'000
	2,901	300,626	18,743	10,936	(7,065)	346,530
			16,356			16,356
			(2,565)			(2,565)
				3,156		3,156
			13,791	3,156		16,947
		23,452				23,452
		23,452	13,791	3,156		40,399
		(9,613)				(9,613)
	2,901	314,465	32,534	14,092	(7,065)	377,316

	Capital in Excess of Nominal Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Treasury Stock US$'000	Total US$'000
	2,901	324,408	23,622	17,270	(7,065)	381,525
			(11,793)			(11,793)
			(2,054)			(2,054)
					(55,346)	(55,346)
	(2,901)	(57,292)			62,411	0
				5,558		5,558
	(2,901)	(57,292)	(13,847)	5,558	7,065	(63,635)
		15,484				15,484
	(2,901)	(41,808)	(13,847)	5,558	7,065	(48,151)
		(8,783)				(8,783)
	0	273,817	9,775	22,828	0	324,591

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

The interim financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) and its interpretations as adopted by the International Accounting Standards Board, consistent with the most recent annual financial statements for the year ended September 30, 2007

2. Dividends

The dividend of US$0.32 per common share was paid on February 15, 2008 to shareholders of record as of January 15, 2008.

3. Taxes

As noted in the 2007 Annual Report, the Canadian tax authorities issued withholding tax assessments totaling approximately US$11.9 million for the years 1995 through 2004. The Canadian subsidiary paid these assessments and filed appeals with the Canadian tax authorities.

	For the Nine Months Ended June 30, 2008		
	Manufacturing & Sales	Investments	Consolidation
	US$'000	US$'000	US$'000
Segment Revenue:			
External sales	224,965		224,965
Investment income		5,910	5,910
Segment Results	18,241	5,709	23,950

4. Repurchase of Shares

As noted in the 2007 Annual Report, on October 1, 2007, the Company commenced a cash tender offer to purchase all outstanding shares of its common stock at a purchase price of US$21.00 per share. This offer expired on November 5, 2007. Upon expiration of this offer, 2,594,375 shares were validly tendered, all of which were repurchased by the Company for a total purchase price of approximately US$55.3 million, which included costs directly attributable to the tender offer. Cohere Limited did not tender any shares pursuant to the offer.

5. Cancellation of Treasury Shares

During the third quarter of 2008, the Company cancelled the 3,352,326 shares of its common stock which had been held in Treasury. Treasury shares included 2,594,375 shares of common stock that were repurchased in November 2007 at the conclusion of the tender offer, as well as 757,951 shares that were in Treasury, prior to the tender offer. The Company no longer holds any Treasury shares.

6. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

For the Nine Months Ended June 30, 2007		
Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
229,676		229,676
	7,462	7,462
27,496	7,213	34,709

VELCRO INDUSTRIES N.V.
CASTORWEG 22-24, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

♦

TRANSFER AGENTS AND REGISTRAR

COMPUTERSHARE INVESTOR SERVICES INC.
MONTREAL, CANADA

MELLON INVESTOR SERVICES, LLC
RIDGEFIELD PARK, NEW JERSEY, USA

END